SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K

(MarkOne)
[ X ] ANNUAL  REPORT  PURSUANT  TO  SECTION  15(d)  OF THE  SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For The Fiscal Year Ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from       to

Commission file number  0-6547

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees, 201 Centennial Avenue, Piscataway, NJ 08854

     B.   Name of issuer of the  securities  held  pursuant  to the plan and the
          address  of  its  principal   executive  office:   MCI  Communications
          Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                        Page(s)
                                                                        -------
Report of Independent Accountants                                            3

Statements of Net Assets Available for Benefits at
December 31, 1995 and 1994                                                   4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1995 and 1994                      5

Notes to Financial Statements                                             6-15

Additional Information:
  Schedule I.              Schedule of Assets Held for Investment
                           Purposes at December 31, 1995                    16

  Schedule II.             Schedule of Reportable Transactions
                           for the year ended December 31, 1995             17

Signature                                                                   18

Exhibits:
  23. Consent of Independent Accountants                                    19

  99. DOL Filing Confirmation                                               20

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrative
Committee of the Western Union International, Inc.
401(k) Plan for Collectively Bargained Employees

In our  opinion,  the  accompanying  statements  of  net  assets  available  for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP
PRICE WATERHOUSE LLP
Washington, D.C.
June 14, 1996
                                     Page 3

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                               December 31,
                                                   -----------------------------
                                                         1995            1994
                                                    ------------    ------------
Assets
- ------
Non-interest bearing cash                           $     79,177    $     16,785

Employer contribution receivable                              40              46

                                                    ------------    ------------
   Total                                                  79,217          16,831
                                                    ------------    ------------

General investments:

  Loans to participants                                  390,896         342,151

  Value of interest in collective
   investment funds of trustee                            45,895          46,500

  Value of interest in registered
   investment company                                  5,517,170       3,110,621

  Value of guaranteed investment
   contracts                                           2,883,276       2,886,044
                                                    ------------    ------------

   Total general investments                           8,837,237       6,385,316
                                                    ------------    ------------

Employer related investments:

  Employer securities                                  4,168,087       2,439,134
                                                    ------------    ------------
    Total assets                                      13,084,541       8,841,281
                                                    ------------    ------------

Liabilities
- ------------
Accounts payable                                          (3,392)              0
                                                    ------------    ------------
Net assets available for benefits                   $ 13,081,149    $  8,841,281
                                                    ============    ============

The accompanying notes are an integral part of these financial statements.

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       Year Ended December 31,
                                                  ------------------------------
                                                       1995             1994
                                                   ----------        ----------
ADDITIONS
- ---------

Contributions:

  Non-cash employer                              $    504,446      $    547,589
  Participants                                      1,586,820         1,334,064
  Rollovers                                           173,336           128,241
                                                 ------------      ------------
  Total contributions                               2,264,602         2,009,894
                                                 ------------      ------------
Earnings on investments:

  Interest on guaranteed investment
   contracts                                          296,207           244,282
  Interest on participant loans                        25,748            15,986
  Dividends on common stock                             7,660             6,160
  Unrealized appreciation
   (depreciation) of assets                         1,059,467        (1,182,737)
  Net investment gain from collective
   investment funds of trustee                          7,144            14,092
  Net investment gain from registered
   investment company                                 949,219            12,909
                                                 ------------      ------------
Total earnings (losses) on investments              2,345,445          (889,308)
                                                 ------------      ------------
Total additions                                     4,610,047         1,120,586

DEDUCTIONS
- ----------

Participant benefit payments                         (241,341)         (123,229)
                                                 ------------      ------------
Net increase                                        4,368,706           997,357

Transfer (to) from MCI Communications
  Corporation Retirement Savings Plan                (128,838)         (111,121)

Net assets available for benefits, at
  beginning of year                                 8,841,281         7,955,045
                                                 ------------      ------------

Net assets available for benefits, at
  end of year                                    $ 13,081,149      $  8,841,281
                                                 ============      ============

The accompanying notes are an integral part of these financial statements.

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                           DECEMBER 31, 1995 and 1994

NOTE 1 - DESCRIPTION OF THE PLAN


The following brief description of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective July 1, 1990, Western Union International, Inc. (the "Company") established a defined contribution, deferred savings plan called the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees. The Plan sponsor is Western Union International, Inc., a wholly-owned subsidiary of MCI International, Inc., which is a wholly-owned subsidiary of MCI Communications Corporation. Employees of the Company who are represented by American Communications Association Locals 9 or 111 and the Communications Trade Division affiliated with the International Brotherhood of Teamsters are generally eligible to participate in the Plan. Participants may contribute up to 15% of compensation ("Elective Contribution") under the Plan. The first 6% of the Elective Contribution is eligible for a Company matching contribution in the form of MCI Communications Corporation Common Stock or cash at a rate of $.50 for each dollar contributed by the employee. The Company's matching contribution is made monthly and, when made in the form of Company Common Stock, is determined by the closing price of MCI Communications Corporation Common Stock on the last trading day of the month. Participants' Elective Contributions are withheld from their weekly paychecks. The Company contributes the amounts withheld to the Plan on behalf of each applicable participant after each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service. Participants also receive credit for years of service for each calendar year prior to July 1, 1990 during which they completed 1,000 hours of service. Elective Contributions may be invested in any of four investment funds available under the Plan.

The available investment funds as of December 31, 1995 and 1994 are:

  -  Aggressive Equity Fund

         The aggressive equity fund is invested primarily in the Putnam Voyager Fund, which is a long term growth fund invested in a diversified portfolio of emerging growth stocks and opportunity stocks. The fund is allowed to use derivatives, but does not do so for speculative purposes. The fund is managed by Putnam Investment Management, Inc.

  -  MCI Common Stock Fund

         A fund investing in MCI Communications Corporation Common Stock. These shares of stock are qualified employer securities as defined by ERISA.

  -  Equity Index Fund

         The equity index mutual fund is invested primarily in the Dreyfus/Laurel Funds S&P 500 Stock Index Fund, which is comparable to the Standard & Poor's 500 Composite Stock Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

  -  Putnam Long-Term Fixed Income Fund

         A long-term fixed income fund which guarantees both principal and interest through investments in guaranteed investment contracts.
         Additionally, the Plan invests in individual guaranteed investment contracts.

         The following guaranteed investment contracts were held individually by the Plan as of December 31:

                                                 Contract Value
                                                 --------------       Contract
                                              1995          1994        Rate
                                              ----          ----        ----
        John Hancock Mutual Life Insurance  $875,940      $810,680      8.05%

        Allstate Life Insurance              694,977       656,258      5.90%

        Metropolitan Life Insurance          835,784       767,056      8.96%

        Principal Mutual Life Insurance      476,576       652,050      9.10%

Each individual's investment in the MCI Common Stock Fund is recorded in his/her participant account on a per share basis of the MCI Communications Corporation Common Stock according to their pro rata portion of the share activity in the fund. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

Participants may change the allocation of their future contributions among funds at any time.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account balance of a participant's Elective Contributions may be withdrawn by a participant who has not attained age 59 1/2 prior to termination of employment if the participant can demonstrate an economic hardship (as defined in the Plan). After the age of 59 1/2, a participant may withdraw all or any portion of his Elective Contribution account. Upon termination of employment, a participant receives all vested assets in the accounts established on behalf of such participant under the Plan. Non-vested portions of a terminated participant's account are forfeited and used to offset future Company matching contributions. For the years ended December 31, 1995 and 1994, the amount of forfeitures were $4,293 and $3,343, respectively.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania.

The Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. The Company has not expressed any intention to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Communications Corporation Common Stock, a Putnam Investments, Inc. mutual fund, and a Mellon Bank collective trust account are party-in-interest investments. The Plan Committee, the administrator of the Plan, is also a party-in-interest.

NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The financial statements for the Plan are prepared on the accrual basis of accounting. Certain prior year information has been reclassified to conform to the current year presentation.

The Plan's distribution of MCI Communications Corporation Common Stock to participants is the fair market value as of the distribution date. Purchases and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective investment funds are valued at the net asset value as reported by such funds at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. During 1995 the Plan adopted American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Defined contribution plans should report fully-benefit responsive investment contracts at contract value, which may or may not be equal to fair value, and all other investment contracts at fair value. All guaranteed investment contracts held by the Plan at December 31, 1995 were fully-benefit responsive, and therefore are valued at contract value.

Loans to participants are valued at cost which approximates fair value.

Administrative expenses of the Plan are paid by the Company.

NOTE 3 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET
             ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

The allocation of net assets available for benefits and the changes in net assets available for benefits among the Plan's investment funds for years ended December 31, 1995 and 1994 are presented on the following pages. Certain prior year information has been reclassified to conform to the current year presentation.


                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                                         Long-Term
                                Aggressive     MCI Common     Equity        Fixed
                                  Equity         Stock         Index       Income     Participant      Total
                                   Fund           Fund         Fund         Fund         Loans         Funds
                                ----------     ----------    ---------    ---------    ---------     ---------

Assets
- ------

Non-interest bearing
  cash                          $   50,460     $    1,167    $  27,550    $       0    $       0     $  79,177

Employer contribution
  receivable                             0             40            0            0            0            40
                                ----------     ----------    ---------    ---------    ---------     ---------
Total                               50,460          1,207       27,550            0            0        79,217
                                ----------     ----------    ---------    ---------    ---------     ---------
General investments,
  at fair value:

  Loans to participants                  0              0            0            0      390,896       390,896

  Value of interest in
    collective investment
    funds of trustee                   806         43,792            0        1,297            0        45,895

  Value of interest
    in registered
    investment company           2,199,148*             0    1,553,277*   1,764,745*           0     5,517,170

General investments,
  at contract value:


  Value of guaranteed
    investment contracts                 0              0            0    2,883,276*           0     2,883,276
                                ----------     ----------    ---------    ---------    ---------     ---------
Total general investments        2,199,954         43,792    1,553,277    4,649,318      390,896     8,837,237

Employer related investments
  Employer securities                    0      4,168,087*           0            0            0     4,168,087
                                ----------     ----------    ---------    ---------    ---------     ---------
    Total Assets                 2,250,414      4,213,086    1,580,827    4,649,318      390,896    13,084,541
                                ----------     ----------    ---------    ---------    ---------    -----------
Liabilities
- -----------
Accounts payable                         0              0            0      (3,392)            0       (3,392)
                                ----------     ----------    ---------    ---------    ---------    -----------

Net assets available for
    benefits                    $2,250,414     $4,213,086   $1,580,827   $4,645,926    $ 390,896   $13,081,149
                                ==========     ==========   ==========   ==========    =========    ==========


* Investment represents 5% or more of the Plan's net assets.



                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1994

                                                                          Long-Term
                                Aggressive     MCI Common     Equity       Fixed
                                  Equity          Stock       Index        Income      Participant     Total
                                   Fund           Fund         Fund         Fund         Loans         Funds
                                ----------     ----------    ---------    ---------    ---------     ---------

Non-interest bearing
  cash                          $      273     $       99    $     635    $  15,778    $       0     $  16,785

Employer contribution
  receivable                             0             46            0            0            0            46
                                ----------     ----------    ---------    ---------    ---------     ---------
Total                                  273            145          635       15,778            0        16,831
                                ----------     ----------    ---------    ---------    ---------     ---------
General investments,
  at fair value:

  Loans to participants                  0              0            0            0      342,151       342,151

  Value of interest in
    collective investment
    funds of trustee                 7,000         29,129        4,364        6,007            0       46,500

  Value of interest
    in registered
    investment company           1,217,730*             0      958,837*     934,054*            0    3,110,621

General investments,
  at contract value:

  Value of guaranteed
    investment contracts                 0              0            0    2,886,044*           0     2,886,044
                                ----------     ----------    ---------    ---------    ---------     ---------
Total general investments        1,224,730         29,129      963,201    3,826,105      342,151     6,385,316

Employer related investments
  Employer securities                    0      2,439,134*           0            0            0     2,439,134
                                ----------     ----------    ---------    ---------    ---------     ---------
Net assets available for
    benefits                    $1,225,003     $2,468,408    $ 963,836   $3,841,883    $ 342,151    $8,841,281
                                ==========     ==========    =========   ==========    =========    ==========

* Investment represents 5% or more of the Plan's net assets.


                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED: DECEMBER 31, 1995


                                                                                       Long-Term
                                               Aggressive    MCI Common    Equity       Fixed
                                                 Equity         Stock       Index       Income      Participant       Total
                                                  Fund          Fund        Fund         Fund          Loans          Funds
                                               ----------    ----------   ---------    ---------     ---------     ---------
ADDITIONS
- ---------

Contributions:
  Non-cash employer                            $        0    $  504,446   $        0   $       0     $       0      $ 504,446
  Participants                                    432,232       269,860     238,867      645,861             0      1,586,820
  Rollovers                                        30,000             0           0      143,336             0        173,336
                                               ----------    ----------   ---------    ---------     ---------      ---------
  Total contributions                             462,232       774,306     238,867      789,197             0      2,264,602
                                               ----------    ----------   ---------    ---------     ---------      ---------

Earnings on investments:
  Interest on guaranteed
    investment contracts                                0             0           0      296,207             0        296,207
  Interest on participant loans                         0             0           0            0        25,748         25,748
  Dividends on common stock                             0         7,660           0            0             0          7,660
  Unrealized appreciation of assets                     0     1,059,467           0            0             0      1,059,467
  Net investment gain from collective
    investment funds of trustee                       116         2,333       4,695            0             0          7,144
  Net investment gain from registered
    investment company                            568,779             0     380,440            0             0        949,219
                                               ----------    ----------   ---------    ---------     ---------      ---------
  Total earnings on investments                   568,895     1,069,460     385,135      296,207        25,748      2,345,445
                                               ----------    ----------   ---------    ---------     ---------      ---------
  Total additions                               1,031,127     1,843,766     624,002    1,085,404        25,748      4,610,047

DEDUCTIONS
- ----------
  Participant benefit payments                   ( 29,470)     ( 74,946)   ( 21,261)    (115,664)            0       (241,341)
                                               ----------    ----------   ---------    ---------     ---------      ---------
  Net increase                                  1,001,657     1,768,820     602,741      969,740        25,748      4,368,706

  Transfers to MCI Communications
    Corporation Retirement Savings Plan           (31,562)      (39,706)    ( 7,922)    ( 40,298)      ( 9,350)      (128,838)

  Interfund transfers to (from)                    64,453        27,138      31,746     (123,337)            0              0

  Net loans                                      (  9,137)     ( 11,574)   (  9,574)    (  2,062)       32,347              0

  Net assets available for benefits, at
    beginning of year                           1,225,003     2,468,408     963,836    3,841,883       342,151      8,841,281
                                               ----------    ----------   ---------    ---------     ---------      ---------

  Net assets available for benefits, at
    end of year                                $2,250,414    $4,213,086  $1,580,827    $4,645,926    $ 390,896   $13,081,149
                                               ==========    ==========  ==========    ==========    =========    ==========


                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED: DECEMBER 31, 1994

                                                                                       Long-Term
                                               Aggressive    MCI Common    Equity       Fixed
                                                 Equity         Stock       Index       Income       Participant      Total
                                                  Fund          Fund        Fund         Fund          Loans          Funds
                                               ----------    ----------   ---------    ---------     ---------     ---------
ADDITIONS
- ---------

Contributions:
  Non-cash employer                            $        0    $  547,589   $       0   $        0     $       0      $ 547,589
  Participants                                    346,455       116,288     231,497      639,824             0      1,334,064
  Rollovers                                             0             0           0      128,241             0        128,241
                                               ----------    ----------   ---------    ---------     ---------      ---------
  Total contributions                             346,455       663,877     231,497      768,065             0      2,009,894
                                               ----------    ----------   ---------    ---------     ---------      ---------

Earnings on investments:
  Interest on guaranteed
    investment contracts                                0             0           0      244,282             0        244,282
  Interest on participant loans                         0             0           0            0        15,986         15,986
  Dividends on common stock                             0         6,160           0            0             0          6,160
  Unrealized (depreciation) of assets                   0    (1,182,737)          0            0             0     (1,182,737)
  Net investment gain from collective
    investment funds of trustee                        34           904      13,154            0             0         14,092
  Net investment gain from registered
    investment company                             12,909             0           0            0             0         12,909
                                               ----------    ----------   ---------    ---------     ---------      ---------
  Total earnings (losses) on investments           12,943    (1,175,673)     13,154      244,282        15,986       (889,308)
                                               ----------    ----------   ---------    ---------     ---------      ---------
  Total additions (losses)                        359,398      (511,796)    244,651    1,012,347        15,986      1,120,586

DEDUCTIONS
- ----------
  Participant benefit payments                   ( 13,724)     ( 49,211)   (  3,291)    ( 57,003)            0       (123,229)
                                               ----------    ----------   ---------    ---------     ---------      ---------
  Net increase (decrease)                         345,674      (561,007)    241,360      955,344        15,986        997,357

  Transfers to MCI Communications
    Corporation Retirement Savings Plan            (8,763)      (52,239)   ( 10,329)    ( 36,511)      ( 3,279)      (111,121)

  Interfund transfers (from)to                   ( 36,409)       23,161    ( 55,582)      68,830             0              0

  Net loans                                      (29,461)      ( 17,609)    (38,466)    ( 66,497)      152,033              0

  Net assets available for benefits, at
    beginning of year                             953,962     3,076,102     826,853    2,920,717       177,411      7,955,045
                                               ----------    ----------   ---------    ---------     ---------      ---------

  Net assets available for benefits, at
    end of year                                $1,225,003    $2,468,408   $ 963,836   $3,841,883     $ 342,151     $8,841,281
                                               ==========    ==========   =========   ==========     =========     ==========

 NOTE 4 - PARTICIPANTS' ACCOUNTS

 As of December 31, 1995 and 1994, the Plan held 159,544 and 132,742 shares of MCI Communications Corporation Common Stock at a fair market value of $4,168,087 and $2,439,134, respectively. Of these shares, 22,163 and 21,870 were contributed by the Company during the Plan years ended December 31, 1995 and 1994, respectively, as the Company's matching contribution. During the Plan years ended December 31, 1995 and 1994, 4,045 and 4,340 shares, respectively, of MCI Communications Corporation Common Stock were distributed to participants. As of December 31, 1995 and 1994, the vested amount for terminated participants was $571,858 and $541,037, respectively, which includes 7,230 and 6,614 shares, respectively, of MCI Communications Corporation Common Stock at fair market values of $188,884 and $121,532 respectively. Net assets include the account balances of participants who have terminated from the Company and have not received a distribution as of year end.

 NOTE 5 - FEDERAL INCOME TAX STATUS

 The Plan Administrator has received a favorable determination letter, dated September 3, 1992, from the Internal Revenue Service covering the Plan as amended through February 1, 1990 stating that the Plan, as designed is a qualified plan in accordance with section 401(a) of the Internal Revenue Code ("Code"), and its corresponding trust is exempt from taxation under section 501(a) of the Code. The Plan has since been amended; however, the Plan Administrator believes the Plan is being operated as designed and therefore maintains its tax-qualified status.

 NOTE 6 - PARTICIPANTS' LOANS

 Effective April 1, 1993, a loan feature was added to the Plan which allows employees to borrow up to 50% of their vested balance from their Plan accounts (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Loan proceeds are disbursed pro rata from each of the borrowers' investment funds, and are repaid through weekly payroll deductions. Loan repayments of principal and interest are invested based on the borrowers' current investment election. Interest rates for new loans are determined quarterly by the Plan Administrative Committee, based on the prime rate as published on the first day of each quarter in THE WALL STREET

JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full, with one month's notice. During the Plan years ended December 31, 1995 and 1994, $157,780 and $232,075 in loans were disbursed and principal repayments of $99,684 and $64,056, respectively, were made.

NOTE 7 - SUBSEQUENT EVENTS

Effective June 1, 1996, Putnam Investments, Inc. will assume the role of recordkeeper, replacing Buck Consultants, Inc. as recordkeeper. The Plan will also increase the investment options to seven funds. Daily valuations, weekly loans and distributions, and monthly loan rate changes will be implemented. Additionally, once per plan year, fully-vested participants will be allowed to diversify their company matching contribution as of the previous plan year end.

                                                                                           SCHEDULE I

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
            ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995

                                                                 NUMBER                            CURRENT
                                                                   OF                              VALUE AT
                                                                 SHARES             COST           12/31/95
                                                                 -------           ------         ----------

DESCRIPTION/ISSUER
- -------------------

LOANS TO PARTICIPANTS

   Participants loan accounts (rates range 7%-10%)                              $        0       $   390,896
                                                                                                 -----------
INTEREST IN COLLECTIVE INVESTMENT
   FUNDS OF TRUSTEE

   * Mellon Bank Temporary
       Investment Fund                                                               45,895           45,895
                                                                                                 -----------
     Total interest in collective
         investment funds of trustee                                                                  45,895
                                                                                                 -----------
INTEREST IN REGISTERED INVESTMENT
   COMPANY

   * Putnam Long-Term Fixed Income Fund                        1,764,745          1,764,745        1,764,745

   * Putnam Voyager Fund                                         144,206          1,618,194        2,199,149

   * Dreyfus Funds Inc. S&P
       500 Stock Index                                           116,793          1,228,537        1,553,276
                                                                                                 -----------
     Total interests in registered investment companies                                            5,517,170
                                                                                                 -----------
GUARANTEED INVESTMENT CONTRACTS**

     John Hancock Mutual Life
       Insurance (8.05% matures 6/30/99)                                            875,939          875,939

     Allstate Life Insurance (5.90% matures 7/1/98)                                 694,977          694,977

     Metropolitan Life Insurance (8.96% matures 6/30/96)                            835,784          835,784

     Principal Mutual Life Insurance (9.10% matures 12/31/96)                       476,576          476,576

                                                                                                 -----------

     Total guaranteed investment contracts                                                         2,883,276
                                                                                                 -----------
COMMON STOCK

   * MCI Communications Corporation                              159,544          3,091,681        4,168,087
                                                                                                 -----------

TOTAL INVESTMENTS                                                                                $13,005,324
                                                                                                 ===========


  *  Denotes a party-in-interest
  ** Current value is considered to be contract value

                                                                    SCHEDULE II


                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                  ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995



         Transaction or series of transactions exceeding 5% of beginning fair value of plan assets for the plan year January 1, 1995 to December 31, 1995 are considered reportable transactions. Fair value at January 1, 1995 is $8,841,281. Five percent (5%) of fair value is $442,064.

         Identity                                                        Expense                   Current
            of                                                           incurred              value of asset
          Party                           Purchase    Selling    Lease      with      Cost of   on transaction  Net gain
         Involved Description of asset     Price       Price    rental  transaction    Asset        date       or (loss)
         -------- --------------------  -----------  ---------  ------  -----------  ---------  -------------- ---------


                 *Putnam Long-Term      $1,035,303                                 $1,035,303      $1,035,303    $    0
                     Fixed Income      (53 purchases)


                 *Mellon Bank             $611,285     $640,785                      $611,285        $611,285    $    0
                     Temporary          (301 purchases)(136 sales)                   $640,785        $640,785    $    0
                     Investment Fund

                  Aggressive              $454,419      $41,779                      $454,419        $454,419    $    0
                     Equity Fund        (54 purchases)  (6 sales)                    $ 32,436        $ 41,779    $9,343

        * Denotes a party-in-interest

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            WESTERN UNION INTERNATIONAL, INC.
                                            401(k) PLAN FOR COLLECTIVELY
                                            BARGAINED EMPLOYEES


         Date: June 28, 1996




                                     By     Frank R. Conrad
                                            Frank R. Conrad
                                            Controller
                                            Western Union International, Inc.